Exhibit 1

ASX Release Level 18, 275 Kent Street Sydney, NSW, 2000 17 JULY 2020 WESTPAC CONFIRMS MAURICE BLACKBURN CLASS ACTION Westpac confirms that it has been served with a class action filed by Maurice Blackburn Lawyers on behalf of certain plaintiffs and group members in relation to the payment of “flex commissions” to auto dealers pursuant to automobile finance agreements during the period 1 March 2013 to 31 October 2018 inclusive. The claim seeks to recover damages of an unspecified amount. Westpac will be defending the claim and notes other similar claims may be filed. For further information: Lisa Parrett Senior Manager Media Relations 0432 933 796 Andrew Bowden Head of Investor Relations +61 2 8253 4008 This document has been authorised for release by Tim Hartin, General Manager & Company Secretary